UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 6)
NEW CENTURY FINANCIAL CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
6435EV108

(CUSIP NUMBER)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
— with copies to —
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
March 15, 2006

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: Greenlight Capital, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,494,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,494,700

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,494,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: DME Advisors GP, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	6435EV108

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		3,494,700

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,494,700

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,494,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 6 TO SCHEDULE 13D
     This Amendment No. 6 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“DME”), DME Advisors GP, L.L.C., a Delaware limited liability company which serves as general partner of DME (“DME GP” together with Greenlight LLC, Greenlight Inc and DME, “Greenlight”), and Mr. David Einhorn, principal of Greenlight LLC, Greenlight Inc and DME GP (the “Principal” and together with Greenlight, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of New Century Financial Corporation, a Maryland corporation (“New Century” or the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2002, as amended by Amendment No. 1 filed with the Commission on March 18, 2003, as further amended by Amendment No. 2 filed with the Commission on April 20, 2004, as further amended by Amendment No. 3 filed with the Commission on April 28, 2005, as further amended by Amendment No. 4 filed with the Commission on February 17, 2006, as further amended by Amendment No. 5 filed with the Commission on March 15, 2006 (the “Schedule 13D”).
     This Amendment relates to (1) shares of Common Stock owned by (a) Greenlight Capital, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Fund”), and (b) Greenlight Capital Qualified, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Qualified”), and (2) shares of Common Stock sold by (a) Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company (“Greenlight Offshore”) for whom Greenlight Inc acts as investment manager and (b) the managed account for which DME acts as investment manager (such managed account together with Greenlight Fund, Greenlight Qualified and Greenlight Offshore, the “Greenlight Entities” and together with the Reporting Persons the “Greenlight Parties”).
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is hereby amended by adding the following:
     The Greenlight Entities reallocated shares of Common Stock owned by them as part of their ongoing capital management and financing needs through transactions effected on March 15 and March 17, 2006. As part of this reallocation, a portion of the shares of Common Stock owned by them was converted into cash-settled equity-based swap contracts which are not reportable as “securities” for Section 13(d) purposes. Each of the Greenlight Entities’ aggregate economic exposure to the Common Stock is unchanged after giving effect to the transactions reported in Item 5.
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of March 17, 2006, the Principal may be deemed to beneficially own an aggregate of 3,494,700 shares of Common Stock, which represents 6.2% of New Century’s outstanding Common Stock. As of March 17, 2006, Greenlight LLC, Greenlight Inc, DME and DME GP may be deemed to beneficially own an aggregate of 3,494,700, 0, 0 and 0 shares of Common Stock, respectively, which represents 6.2%, 0.0%, 0.0% and 0.0%, respectively, of New Century’s outstanding Common Stock. The above percentages are based on the 55,984,299 shares stated to be outstanding in New Century’s Annual Report on Form 10-K filed with the Commission on March 16, 2006.
     (b) By virtue of being the general partner of Greenlight Fund and Greenlight Qualified, Greenlight LLC has sole voting and dispositive power over 3,494,700 shares of Common Stock. As President or Senior Managing Member of the Management Entities, the Principal may be deemed to have sole voting and dispositive power over 3,494,700 shares of Common Stock.
     The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 3,494,700 shares of Common Stock owned by Greenlight Fund or Greenlight Qualified.
     (c) On March 15, 2006, Greenlight Fund and Greenlight Qualified (1) purchased 167,900 and 811,500 shares of Common Stock, respectively, in private transactions and (2) terminated previously outstanding cash-settled equity-based swap contracts relating to a notional number of shares equal to the shares that the funds purchased. On March 15, 2006 and March 17, 2006, Greenlight Offshore and the managed account advised by DME (1) sold all of their 2,583,900 and 400,800 shares of Common Stock, respectively, in private transactions and (2) entered into cash-settled equity-based swap contracts with independent bank counterparties with a notional amount equal to the number of such shares sold. Each of the Greenlight Entities’ aggregate economic exposure to the Common Stock is unchanged after giving effect to the sales or purchases and the entering into or termination of the cash-settled equity based swap contracts reported in this Item 5.
Transactions in Common Stock by Greenlight Fund during the last 60 days:

		Number of Shares of
		Common Stock
Date of Transaction	Nature of Transaction	of New Century	Price Per Share
March 15, 2006	Purchase of Common Stock	167,900	$40.32
Transactions in Common Stock by Greenlight Qualified during the last 60 days:

		Number of Shares of
		Common Stock
Date of Transaction	Nature of Transaction	of New Century	Price Per Share
March 15, 2006	Purchase of Common Stock	811,500	$40.32

     Transactions in Common Stock by Greenlight Offshore during the last 60 days:

		Number of Shares of
		Common Stock
Date of Transaction	Nature of Transaction	of New Century	Price Per Share
March 15, 2006	Sale of Common Stock	346,000	$41.8996
March 15, 2006	Sale of Common Stock	848,000	$40.32
March 17, 2006	Sale of Common Stock	1,389,900	$44.85
     Transactions in Common Stock by the account managed by DME during the last 60 days:

		Number of Shares of
		Common Stock
Date of Transaction	Nature of Transaction	of New Century	Price Per Share
March 15, 2006	Sale of Common Stock	54,000	$41.8996
March 15, 2006	Sale of Common Stock	131,400	$40.32
March 17, 2006	Sale of Common Stock	215,400	$44.85
     On March 15 and 17, 2006, each of Greenlight Offshore and the account managed by DME (collectively the “Greenlight Counterparties”) entered into cash-settled equity-based swap agreements with several independent bank counterparties based on the value of a specified number of shares of Common Stock (the “Basket”). Pursuant to the terms of each swap contract, if the per share price of the Common Stock is greater than the price in the chart below as of the payment date, the bank counterparty must pay the respective Greenlight Counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the volume weighted average price per share on the payment date, less the price in the chart below per share, subject to set off versus such Greenlight Counterparty’s payment obligation. In the event that the per share price of the Common Stock is less than the price in the chart below as of the payment date, the respective Greenlight Counterparty must pay the bank counterparty the product of (a) the number of shares in the Basket on the payment date, multiplied by (b) the price in the chart below per share, less the volume weighted average price per share on the payment date. Each Greenlight Counterparty must pay during the term of the swaps to the bank counterparty an amount equal to the product of (a) the number of reference shares in the Basket, multiplied by (b) the price in the chart below, multiplied by (c) an annual rate of interest of the one day federal funds rate plus fifty basis points, subject to set off versus the bank counterparty’s payment obligation. Each swap is scheduled to terminate on May 29, 2009. During the term of the swaps, the respective Greenlight Counterparty shall be entitled to receive any dividends or other proceeds that are otherwise payable in respect of the Common Stock based on the number of shares of Common Stock in the Basket. The Greenlight Counterparties do not have the right to vote any shares of Common Stock or dispose of any shares of Common Stock pursuant to any swap agreement, and the swap counterparties are under no obligation to purchase, sell or hold any shares of Common Stock. In addition, the swaps may only be settled for cash.
Swap transactions entered into by Greenlight Offshore during the last 60 days:

Date	Shares in Basket	Basket Price
March 15, 2006	346,000	$41.965
March 15, 2006	848,000	$40.32
March 17, 2006	1,389,900	$44.85
Swap transactions entered into by the account managed by DME during the last 60 days:

Date	Shares in Basket	Basket Price
March 15, 2006	54,000	$41.965
March 15, 2006	131,400	$40.32
March 17, 2006	215,400	$44.85
     Additionally, Greenlight Fund and Greenlight Qualified terminated previously outstanding swap contracts relating to 167,900 and 811,500 shares of Common Stock, respectively.
     After giving effect to the swap transactions described above, Greenlight Offshore is a party to swap contracts relating to an aggregate of 3,538,500 shares of Common Stock, and the managed account advised by DME is a party to swap contracts relating to 558,600 shares of Common Stock.
     (d) Not Applicable.
     (e) DME, DME GP and Greenlight Inc no longer beneficially own any shares of Common Stock as of March 17, 2006.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2006

GREENLIGHT CAPITAL, L.L.C.

	By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

GREENLIGHT CAPITAL, INC.

	By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

	By:	DME Advisors GP, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors GP, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.